UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004617

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15074

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH. D.C. 158 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Boulevard
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Syrjamaki (310) 914-6034
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

355 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Maxine Syrjamaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies & Company, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

State of California
County of Los Angeles
Subscribed and sworn to before me
this 18th day of February, 2004.

Notary Public

Signature

Chief Financial Officer

Title

ROBERT A. EISNER
Commission # 1314718
Notary Public - California
Los Angeles County
My Comm. Expires Jul 25, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Jefferies & Company, Inc.:

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc. and subsidiaries (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that consolidated statement of financial condition. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies & Company, Inc. and subsidiaries as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 20, 2004

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2003

(Dollars in thousands, except per share amounts)

Assets

Cash and cash equivalents	$	54,215
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		166,434
Securities borrowed		8,398,878
Receivable from brokers and dealers		281,572
Receivable from customers, officers and directors		263,103
Securities owned		315,720
Securities pledged to creditors		129,239
Investments		180,211
Premises and equipment		44,295
Due from affiliates		147,244
Exchange memberships, at cost (market value of $27)		20
Other assets		173,942
	$	10,154,873

Liabilities and Stockholder's Equity

Securities loaned	$	8,205,263
Payable to brokers and dealers		70,298
Payable to customers		515,491
Securities sold, not yet purchased		203,762
Accrued expenses and other liabilities		263,303
Due to affiliates		32,602
		9,290,719
Minority interests		38,385
Stockholder's equity:		
Class A common stock of $.10 par value. Authorized, issued and outstanding 11,000 shares		1
Additional paid-in capital		312,792
Retained earnings		512,976
Total stockholder's equity		825,769
	$	10,154,873

See accompanying notes to consolidated statement of financial condition.

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition

December 31, 2003

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of Jefferies & Company, Inc. ("the Company") and its wholly-owned subsidiaries, Jefferies Licensing Corporation, Jefferies Capital Management, Inc., Jefferies RTS Management LLC, and all other entities in which the Company has a controlling financial interest, such as: Jefferies Employee Opportunity Fund, LLC ("JEOF") and Jefferies RTS Fund, L.P. ("RTS Fund"). Jefferies & Company, Inc. is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Jefferies Group, Inc. ("Parent"). The Company and its subsidiaries operate and are managed as a single business segment, that of an institutional securities broker-dealer, which engages in several types of financial services, such as principal and agency transactions in equity, high yield, convertible, and international securities, as well as investment banking, fundamental research, and asset management activities. Since the Company's services are provided using the same distribution channels, support services and facilities and all are provided to meet client needs, the Company does not identify assets or allocate all expenses to any service, or class of service as a separate business segment.

The usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest. Accordingly, the Company consolidates entities in which it has all, or a majority of the voting interest. Additionally, the Company consolidates variable interest entities if the Company is the "primary beneficiary". When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally a voting or economic interest of 20% to 50%), the Company accounts for its investment in accordance with the equity method of accounting as required by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If the Company does not have a controlling financial interest in, or exert significant influence over, the entity, the Company accounts for the investment at fair value.

All significant intercompany accounts and transactions are eliminated in consolidation.

Principal transactions

Securities owned, securities pledged to creditors, and securities sold, not yet purchased, are valued at market.

Receivable from, and Payable to, Customers, Officers and Directors

All customer securities transactions are reported on the consolidated statement of financial condition on a settlement date basis. Receivable from, and payable to, customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected in the consolidated statement of financial condition. Receivable from officers and directors represents balances arising from their individual security transactions. Such transactions are subject to the same regulations as customer transactions.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed or purchased under agreements to sell, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including bank loans, securities loaned or sold

under agreements to repurchase, subordinated liabilities and certain payables, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased, are valued at quoted market prices, if available. For securities without quoted prices, the reported fair value is estimated by using various sources of information, including quoted prices for comparable securities.

The Company has derivative financial instrument positions in option contracts, foreign exchange forward contracts and index futures contracts which are measured at fair value. The gross contracted or notional amount of these contracts is not reflected in the consolidated statement of financial condition and is not material in amount (see note 9 of the notes to consolidated financial statements).

Investments

Partnership interests are stated at estimated fair value as determined in good faith by management. Generally, the Company initially values these investments at cost and requires that changes in value be established by meaningful third-party transactions or a significant impairment in the financial condition or operating performance of the issuer, unless meaningful developments occur that otherwise warrant a change in the valuation of an investment. Factors considered in valuing individual investments include, without limitation, available market prices, reported net asset values, type of security, purchase price, purchases of the same or similar securities by other investors, marketability, restrictions on disposition, current financial position and operating results, and other pertinent information.

Debt and equity investments consist primarily of mutual funds, which are valued at market, based on available quoted prices.

Equity and debt interests in affiliates are recorded under either the equity or cost method depending on the Company's level of ownership and control.

Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the terms of related leases or the estimated useful lives of the assets, whichever is shorter.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents

Cash equivalents consist of money market funds and other short-term investments, which are part of the cash management activities of the Company and generally mature within 90 days. At December 31, 2003, such cash equivalents amounted to $43,213,000.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations

Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations mainly consist of reverse repurchase agreements and other deposits. At December 31, 2003, such reverse repurchase agreements amounted to $122,000,000.

Securities Borrowed and Securities Loaned

In connection with both its trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and lending matched book business ("Matched Book"), in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's financial statements as receivable from brokers and dealers. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's financial statements as payable to brokers and dealers. The initial collateral advanced or received approximates, or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral, or returns excess collateral, as appropriate.

Repurchase and Reverse Repurchase Agreements

Repurchase agreements consist of sales of U.S. Treasury notes under agreements to repurchase. They are treated as collateralized financing transactions and are recorded at their contracted repurchase amounts.

Reverse repurchase agreements consist of purchases of U.S. Treasury notes under agreements to re-sell. They are treated as collateralized financing transactions and are recorded at their contracted re-sale amounts.

The Company monitors the fair value of the securities purchased and sold under these agreements daily versus the related receivable or payable balances. Should the fair value of the securities purchased decline or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned, as appropriate.

Minority Interests

Minority interests represent the minority stockholders' proportionate share of the equity of JEOF and RTS Fund. At December 31, 2003, the Company owned approximately 28% of JEOF and 59% of RTS Fund.

Foreign Currency Transactions

The Company's foreign revenues and expenses are translated at average current exchange rates during each reporting period.

New Accounting Standards on Derivative Instruments and Hedging Activities.

Financial Accounting Standards Board ("FASB") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB No. 133, "Accounting for Derivative Instruments and

Hedging Activities". This Statement is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The implementation of this statement did not have a material impact on the Company.

New Accounting Standards for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

FASB No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. FASB No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted FASB No. 150 as required in the third quarter of 2003. The adoption of FASB No. 150 did not have a material impact on the consolidated financial statements.

New Accounting Standards and Disclosures on Guarantees.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34," elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of interim and annual periods ended after December 31, 2002. The adoption of FASB Interpretation No. 45 did not have a material impact on the consolidated financial statements.

New Accounting Standards on Consolidations.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005.

For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company is evaluating the impact of applying FIN 46R to existing VIEs in which it has variable interests and has not yet completed this analysis. As the Company continues to evaluate the impact of applying FIN 46R, additional entities may be identified that would need to be consolidated by the Company.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", addressed the consolidation by companies of variable interest entities as defined in the Interpretation. A company is required to consolidate a variable interest entity if that company is the "primary beneficiary" as defined by the Interpretation. For purposes of determining whether it is the primary beneficiary, a company is required to

treat variable interests in the variable interest entity held by its related parties as its own interests. The Company together with its employees (related parties) is the primary beneficiary of Jefferies Employees Opportunity Fund ("JEOF"), one of the three High Yield funds that the Company manages. Therefore, starting in the third quarter of 2003, JEOF is consolidated into the Company and is no longer treated as an investment.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare this consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Receivable from Customers, Officers and Directors

The following is a summary of the major categories of receivable from customers, officers and directors as of December 31, 2003 (in thousands of dollars):

Customers (net of allowance for uncollectible accounts of $124)	$	254,154
Officers and directors		8,949
	$	263,103

(3) Securities Owned, Securities Pledged to Creditors, and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2003 (in thousands of dollars):

		Securities owned	Securities sold, not yet purchased
Corporate equity securities	$	113,013	159,265
Corporate debt securities		188,160	40,009
Options		14,547	4,488
	$	315,720	203,762

The following is a summary of the market value of major categories of securities pledged to creditors as of December 31, 2003 (in thousands of dollars):

		Securities Pledged To Creditors
Corporate equity securities	$	37,776
Corporate debt securities		91,463
	$	129,239

(4) Investments

The following is a summary of the major categories of investments, as of December 31, 2003 (in thousands of dollars):

Short-term bond funds	$	70,295
Partnership interests		32,169
Debt and equity investments		5,204
Equity and debt interests in affiliates		72,543
	$	180,211

Included in equity and debt interests in affiliates as of December 31, 2003 is $52,407,000 relating to the Company's interest in the two High Yield funds that the Company manages.

(5) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2003 (in thousands of dollars):

Furniture, fixtures and equipment	$	86,739
Leasehold improvements		36,666
Total		123,405
Less accumulated depreciation and amortization		79,110
	$	44,295

(6) Income Taxes

The Company's operations are included in the consolidated Federal income tax return of the Parent. Substantially all income tax liabilities are due to the Parent. The Company accounts for income taxes on a separate-return basis.

Deferred income taxes are provided for temporary differences in reporting certain items, principally deferred compensation, and give rise to the deferred tax asset of $89,130,000 included in other assets.

There was no valuation allowance for deferred tax assets as of December 31, 2003. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

(7) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes.

The following table sets forth the plan's funded status and amounts recognized in the Parent's consolidated statements of financial condition (in thousands of dollars):

Accumulated benefit obligation	$	35,690
Projected benefit obligation for service rendered to date	$	40,691
Plan assets, at fair market value		23,665
Excess of the projected benefit obligation over plan assets		17,026
Unamortized prior service cost		241
Unrecognized net loss		(17,236)
Adjustment to recognize minimum liability		12,235
Intangible asset		(241)
Pension liability included in other liabilities	$	12,025

The following tables reconcile the fair value of assets and the projected benefit obligation of the Parent Company's plan for the year ended December 31, 2003 (in thousands of dollars):

Fair value of assets, beginning of year	$	18,127
Employer contributions		4,189
Benefit payments made		(1,595)
Total investment return		2,944
Fair value of assets, end of year	$	23,665

Projected benefit obligation, beginning of year	$	32,568
Service cost		1,447
Interest cost		2,206
Actuarial gains and losses		6,065
Benefits paid		(1,595)
Projected benefit obligation, end of year	$	40,691

The plan assets consist of approximately 60% equities and 40% fixed income securities.

The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.00% and 4.00%, respectively, in 2003. The expected long-term rate of return on assets was 7.50% in 2003.

The Company incurs expenses related to various benefit plans of the Parent covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards.

(8) Related Party Transactions

The Company received interest revenues from Jefferies International Limited and Bonds Direct Securities LLC. The interest relates to subordinated loans to Jefferies International Limited and Bonds Direct Securities LLC.

The Company received clearing fees and administrative service charges from Helfant Group and Bonds Direct Securities LLC.

The Company paid interest expense to Helfant Group, Bonds Direct Securities LLC, Jefferies Switzerland Ltd., and Jefferies Pacific Limited.

The Company paid floor brokerage and clearing fee expenses to Helfant Group.

The Company paid service fees to Jefferies International Limited and Jefferies Pacific Limited for various broker services.

The Company received asset management fees from its High Yield funds, the Jackson Creek CDO, and the RTS Fund.

The Company provides trading, clearing, and general and administrative services, which are reimbursed by the High Yield funds.

The Company was reimbursed by Jefferies Capital Partners and Burdett Buckeridge Young Limited for general and administrative services.

(9) Financial Instruments

Off-Balance Sheet Risk

The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to sell, securities sold but not yet purchased, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, options contracts and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial statements.

In the normal course of business, the Company had letters of credit outstanding aggregating $19,051,000 at December 31, 2003 to satisfy various collateral requirements in lieu of depositing cash or securities. All of these letters of credit were issued prior to December 31, 2003 and the current carrying amount of the aggregate liability is $0.

The gross contracted or notional amounts of index futures contracts, options contracts and foreign exchange forward contracts, which are not reflected in the consolidated statement of financial condition, are set forth in the table below and provide only a measure of the Company's involvement in these contracts at December 31, 2003. They do not represent amounts subject to market risk and in many cases, serve to reduce the Company's overall exposure to market and other risks:

		Notional or contracted amount	
		Purchase	Sale
		(Dollars in thousands)	
Index futures contracts	$	—	1,340
Option contracts		129,872	121,999
Foreign exchange forward contracts		12,588	13,900

Credit Risk

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk

As a major securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

Fair Value of Derivative Financial Instruments

The Company has derivative financial instrument positions in option contracts, foreign exchange forward contracts and index futures contracts, which are measured at fair value. The option positions taken are generally part of a strategy in which related equity positions are taken. The foreign exchange forward contract positions are generally taken to lock in the dollar cost or proceeds of foreign currency commitments associated with unsettled foreign denominated securities purchases or sales. The average maturity of the forward contracts is generally less than a week. The index futures positions are generally taken as a hedge versus securities inventories or other investments.

The following is an aggregate summary of the average 2003 and December 31, 2003 fair values of derivative financial instruments (in thousands of dollars):

		Average	End of period
Index futures contracts:			
In a favorable position	$	17	—
In an unfavorable position		42	49
Option contracts:			
Purchases		6,007	14,547
Sales		2,671	4,488
Foreign exchange forward contracts:			
Purchases and sales, net		20	(62)

(10) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2003, the Company had net capital of $220,130,000, which was 52% of aggregate debit balances and $211,729,000 in excess of required net capital.

(11) Contingencies

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company and its subsidiaries have been named as defendants or co-defendants in lawsuits primarily involving claims for damages. The Company's management believes that pending litigation will not have a material adverse effect on the Company.

(12) Leases

As a lessee, the Company leases certain premises and equipment under noncancelable agreements expiring at various dates through 2017. Future minimum lease payments for all noncancelable operating leases at December 31, 2003 are as follows (in thousands of dollars):

		Gross	Sub-leases	Net
2004	$	17,171	1,843	15,328
2005		17,354	1,292	16,062
2006		16,352	701	15,651
2007		13,384	516	12,868
2008		13,162	467	12,695
Thereafter		51,514	117	51,397